UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Five Prime Therapeutics, Inc.

(Name of Subject Company)

Five Prime Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

33830X104

(CUSIP Number of Class of Securities)

Francis Sarena

Chief Strategy Officer and Secretary

Five Prime Therapeutics, Inc.

111 Oyster Point Boulevard

South San Francisco, California

(415) 365-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jamie Leigh, Esq.

Ian Nussbaum, Esq.

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111-5800

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Five Prime Therapeutics, Inc., a Delaware corporation (“Five Prime” or the “Company”), with the Securities and Exchange Commission on March 18, 2021, relating to the tender offer (the “Offer”) by Franklin Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Amgen Inc., a Delaware corporation (“Amgen”), to purchase all of the issued and outstanding shares of Five Prime’s common stock, par value $0.001 per share (each such share, a “Share”), at an offer price per Share of $38.00, in cash, minus any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 18, 2021, as it may be amended or supplemented from time to time, and in the related Letter of Transmittal, as it may be amended or supplemented from time to time. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	The fourth paragraph under the section entitled “Regulatory Approvals—Antitrust Compliance” on page 36 is hereby amended and restated to read as follows:

“Subsequent to the filing of the Schedule 14D-9, on March 19, 2021, Amgen and Five Prime each submitted a Premerger Notification and Report Form with the DOJ and the FTC in connection with the purchase of the Shares in the Offer. ~~The 15-day waiting period is expected to expire on April 5 at 11:59pm ET. Although the parties have requested early termination of the waiting period, grants of early termination are still temporarily suspended~~. On April 5, 2021 at 11:59 p.m. Eastern Time, the required 15-day waiting period under the HSR Act with respect to the Offer and the Merger expired. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period (or any extension thereof) has been satisfied. The Offer continues to be subject to the remaining conditions described in the section of the Solicitation/Recommendation Statement entitled “Identity and Background of Filing Person—Tender Offer”.”

2.	The paragraph under the section entitled “Legal Proceedings” on page 36 is hereby amended and restated by deleting the paragraph and replacing it with the following paragraph to read as follows:

“Subsequent to the filing of the Schedule 14D-9, eight civil actions were filed challenging the adequacy of certain public disclosures made by the Company concerning the Company’s proposed transaction with Amgen, Inc. and/or the process which lead to the proposed transaction. On March 18, 2021, Elaine Wang, a purported stockholder of the Company, commenced an action in the United States District Court for the District of Delaware, captioned Elaine Wang v. Five Prime Therapeutics, Inc. et al., Case No. 1:21-cv-00395-UNA, against the Company and the current members of the Five Prime board of directors (the “Wang Complaint”). The Wang Complaint asserts claims under Sections 14(e), 14(d), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Amgen, rescission of the proposed transaction or rescissory damages in the event it is consummated, an accounting by the defendants for all damages caused to the plaintiff, and the award of attorneys’ fees and expenses. On March 22, 2021, Joshua Dyson, a purported stockholder of the Company, commenced an action in the United States District Court for the Northern District of California, captioned Joshua Dyson v. Five Prime Therapeutics, Inc. et al., Case No. 3:21-cv-01988, against the Company and the current members of the Five Prime board of directors (the “Dyson Complaint”). The Dyson Complaint asserts claims for breach of fiduciary duty, aiding and abetting breaches of fiduciary duty, and for violation of Sections 14(e), 14(d), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Amgen, declaratory judgment, specific performance, and the award of attorneys’ fees and expenses. On March 23, 2021, Michael Carroll, a purported stockholder of the Company, commenced an action in the United States District Court for the Eastern District of New York, captioned Michael Carroll v. Five Prime Therapeutics, Inc. et al., Case No. 1:21-cv-01509, against the Company and the current members of the Five Prime board of directors (the “Carrol Complaint”). The Carroll Complaint asserts claims under Sections 14(e), 14(d), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Amgen, rescission of the proposed transaction or rescissory damages in the event it is consummated, declaratory judgment, and the award of attorneys’ fees and expenses. On March 24, 2021, Jordan Wilson, a purported stockholder of the Company, commenced an action in the United States District Court for the District of Delaware, captioned Jordan Wilson v. Five Prime Therapeutics, Inc. et al., Case No. 1:21-cv-00422-UNA, against the Company and the current members of the Five Prime board of directors (the “Wilson Complaint”). The Wilson Complaint asserts claims under Sections 14(d), 14(e), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Amgen, filing of a corrected Schedule 14D-9, rescission of the proposed transaction or rescissory damages in the event it is consummated, declaratory judgment, specific performance, and the award of attorneys’ fees and expenses. Also on March 24, 2021, Richard Baker, a purported stockholder of the Company, commenced an action in the United States District Court for the District of Delaware, captioned Richard Baker v. Five Prime Therapeutics, Inc. et al., Case No. 1:21-cv-00423-UNA, against the Company, the current members of the Five Prime board of directors, Amgen, and Purchaser (the “Baker Complaint”). The Baker Complaint asserts claims under Sections 14(e), 14(d), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Amgen, rescission of the proposed transaction or rescissory damages in the event it is consummated, filing of a corrected Schedule 14D-9, declaratory judgment, specific performance, and the award of attorneys’ fees and expenses. On March 25, 2021, Jacob Wheeler, a purported stockholder of the Company, commenced an action in the United States District Court for the Northern District of California, captioned Jacob Wheeler v. Five Prime Therapeutics, Inc. et al., Case No. 3:21-cv-02097, against the Company and the current members of the Five Prime board of directors (the “Wheeler Complaint”). The Wheeler Complaint asserts claims under Sections 14(e) and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Amgen, rescission of the proposed transaction or rescissory damages in the event it is consummated, and the award of attorneys’ fees and expenses. On March 30, 2021, Alex Ciccotelli, a purported stockholder of the Company, commenced an action in the United States District Court for the Eastern District of Pennsylvania, captioned Alex Ciccotelli v. Five Prime Therapeutics, Inc. et al., Case No. 2:21-cv-01512, against the Company, the current members of the Five Prime board of directors, Amgen, and Purchaser (the “Ciccotelli Complaint”). The Ciccotelli Complaint asserts claims under Sections 14(e), 14(d), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Amgen, filing of a corrected Schedule 14D-9, rescission of the proposed transaction or rescissory damages in the event it is consummated, declaratory judgment, specific performance, and the award of attorneys’ fees and expenses. Also on March 30, 2021, Timothy Mills, a purported stockholder of the Company, commenced an action in the United States District Court for the Southern District of New York, captioned Timothy Mills v. Five Prime Therapeutics, Inc. et al., Case No. 1:21-cv-02718, against the Company and the current members of the Five Prime board of directors (the “Mills Complaint”). The Mills Complaint asserts claims for breach of the fiduciary duty of candor/disclosure and for violation of Sections 14(d), 14(e), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Amgen, rescission of the proposed transaction or rescissory damages in the event it is consummated, an accounting by the defendants for all damages caused to the plaintiff, and the award of attorneys’ fees and expenses. The Company and the current members of the Five Prime board of directors have been served with the Wang Complaint, the Dyson Complaint, the Wheeler Compliant, the Baker Complaint, and the Mills Complaint, but have not otherwise been served with the other complaints nor have they answered any of the complaints. Neither Amgen nor Purchaser has been served with any of the complaints. Defendants believe the claims asserted in these complaints are without merit, deny any wrongdoing in connection with the filing of the Schedule 14D-9, and intend to vigorously defend against the claims.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIVE PRIME THERAPEUTICS, INC.

Date: April 6, 2021	By:	/s/ Francis Sarena
Name: Francis Sarena
Title: Chief Strategy Officer and Secretary